SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32811; 812-14782

Innovator ETFs Trust, et al.

September 11, 2017

AGENCY:  Securities and Exchange Commission ("Commission").

ACTION:  Notice.

Notice of an application for an order under section 6(c) of the Investment Company Act of 1940
(the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule
22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections
17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections
12(d)(1)(A) and 12(d)(1)(B) of the Act.  The requested order would permit (a) index-based series
of certain open-end management investment companies ("Funds") to issue shares redeemable in
large aggregations only ("Creation Units"); (b) secondary market transactions in Fund shares to
occur at negotiated market prices rather than at net asset value ("NAV"); (c) certain Funds to pay
redemption proceeds, under certain circumstances, more than seven days after the tender of
shares for redemption; (d) certain affiliated persons of a Fund to deposit securities into, and
receive securities from, the Fund in connection with the purchase and redemption of Creation
Units; and (e) certain registered management investment companies and unit investment trusts
outside of the same group of investment companies as the Funds ("Funds of Funds") to acquire
shares of the Funds.

Applicants:  Innovator ETFs Trust (formerly, Academy Funds Trust) ("Trust"), a Delaware
statutory trust registered under the Act as an open-end management investment company with
multiple series, Innovator Capital Management, LLC ("Innovator"), Delaware limited liability

company registered as an investment adviser under the Investment Advisers Act of 1940, and
Quasar Distributors, LLC ("Distributor"), a Delaware limited liability company and broker-
dealer registered under the Securities Exchange Act of 1934 ("Exchange Act").

Filing Dates:  The application was filed on June 7, 2017, and amended on September 8, 2017.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless
the Commission orders a hearing.  Interested persons may request a hearing by writing to the
Commission's Secretary and serving applicants with a copy of the request, personally or by mail.
Hearing requests should be received by the Commission by 5:30 p.m. on October 5, 2017, and
should be accompanied by proof of service on applicants, in the form of an affidavit, or for
lawyers, a certificate of service.  Pursuant to rule 0-5 under the Act, hearing requests should state
the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the
matter, the reason for the request, and the issues contested.  Persons who wish to be notified of a
hearing may request notification by writing to the Commission's Secretary.

ADDRESSES:  Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington,
DC 20549-1090; Applicants:  Innovator and the Trust, 120 N. Hale Street, Suite 200, Wheaton
IL, 60187; the Distributor, 615 East Michigan Street, Milwaukee, Wisconsin 53202.

FOR FURTHER INFORMATION CONTACT:  Jill Ehrlich, Senior Counsel, at (202) 551-6819,
or Andrea Ottomanelli Magovern, Acting Branch Chief, at (202) 551-6821 (Division of
Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION:  The following is a summary of the application.  The
complete application may be obtained via the Commission's website by searching for the file
number, or for an applicant using the Company name box, at
http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Summary of the Application</u>

1.	Applicants request an order that would allow Funds to operate as index exchange traded funds ("ETFs").[1]  Fund shares will be purchased and redeemed at their NAV in Creation Units only.  All orders to purchase Creation Units and all redemption requests will be placed by or through an "Authorized Participant," which will have signed a participant agreement with the Distributor.  Shares will be listed and traded individually on a national securities exchange, where share prices will be based on the current bid/offer market.  Any order granting the requested relief would be subject to the terms and conditions stated in the application ("Application").[2]

2.	Each Fund will hold investment positions selected to correspond generally to the performance of an Underlying Index.  In the case of Self-Indexing Funds, an affiliated person, as defined in section 2(a)(3) of the Act ("Affiliated Person"), or an affiliated person of an Affiliated Person ("Second-Tier Affiliate"), of the Trust or a Fund, of the Adviser, of any sub-adviser to or

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[1] Applicants request that the order apply to the series of the Trust identified and described in an appendix to the Application and any additional series of the Trust, and any other open-end management investment company or series thereof (each, included in the term "Fund"), each of which will operate as an ETF and will track a specified index comprised of domestic and/or foreign equity securities and/or domestic and/or foreign fixed income securities (each, an "Underlying Index").  Each Fund will (a) be advised by Innovator or an entity controlling, controlled by, or under common control with Innovator (each, an "Adviser") and (b) comply with the terms and conditions of the Application.

[2] Prior to May 9, 2017, Innovator Management LLC ("Innovator Management") served as the Trust's investment adviser. (Innovator and Innovator Management are not affiliated persons of each other.)  Innovator Management entered into an agreement with Innovator pursuant to which Innovator Management transferred the assets of its investment advisory business and related intellectual property to Innovator (the "Transaction").  The closing of the Transaction (the "Closing") occurred on May 9, 2017.  The Commission previously granted relief to Innovator Management, the Trust, and the Distributor that, other than the identity of the investment adviser, was identical in all material respects to that requested in the Application.  Innovator Management LLC, et al., Investment Company Act Release Nos. 31996 (Feb. 12, 2016) (notice) and 32026 (Mar. 9, 2016) (order) ("Existing Order"). On May 5, 2017, the Commission staff provided oral no-action relief to Innovator, the Trust, and the Distributor to rely on the Existing Order until the earlier of the receipt of any order granted by the Commission on the Application or 150 days from the date of the Closing.

promoter of a Fund, or of the Distributor will compile, create, sponsor or maintain the Underlying Index.[3]

3.      Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis.  Except where the purchase or redemption will include cash under the limited circumstances specified in the Application, purchasers will be required to purchase Creation Units by depositing specified instruments ("Deposit Instruments"), and shareholders redeeming their shares will receive specified instruments ("Redemption Instruments").  The Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund's portfolio (including cash positions) except as specified in the Application.

4.      Because shares will not be individually redeemable, applicants request an exemption from section 5(a)(1) and section 2(a)(32) of the Act that would permit the Funds to register as open-end management investment companies and issue shares that are redeemable in Creation Units only.

5.      Applicants also request an exemption from section 22(d) of the Act and rule 22c-1 under the Act as secondary market trading in shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus, and not at a price based on NAV. Applicants state that (a) secondary market trading in shares does not involve a Fund as a party and will not result in dilution of an investment in shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand.  Therefore, applicants assert that secondary market transactions in shares will not lead to discrimination or preferential treatment

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[3] Each Self-Indexing Fund will post on its website the identities and quantities of the investment positions that will form the basis for the Fund's calculation of its NAV at the end of the day.  Applicants believe that requiring Self-Indexing Funds to maintain full portfolio transparency will help address, together with other protections, conflicts of interest with respect to such Funds.

among purchasers.  Finally, applicants represent that share market prices will be disciplined by arbitrage opportunities, which should prevent shares from trading at a material discount or premium from NAV.

6.      With respect to Funds that effect creations and redemptions of Creation Units in kind and that are based on certain Underlying Indexes that include foreign securities, applicants request relief from the requirement imposed by section 22(e) in order to allow such Funds to pay redemption proceeds within fourteen calendar days following the tender of Creation Units for redemption.  Applicants assert that the requested relief would not be inconsistent with the spirit and intent of section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

7.      Applicants request an exemption to permit Funds of Funds to acquire Fund shares beyond the limits of section 12(d)(1)(A) of the Act; and the Funds, and any principal underwriter for the Funds, and/or any broker or dealer registered under the Exchange Act, to sell shares to Funds of Funds beyond the limits of section 12(d)(1)(B) of the Act.  The Application's terms and conditions are designed to, among other things, help prevent any potential (i) undue influence over a Fund through control or voting power, or in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees, and (iii) overly complex fund structures, which are the concerns underlying the limits in sections 12(d)(1)(A) and (B) of the Act.

8.      Applicants request an exemption from sections 17(a)(1) and 17(a)(2) of the Act to permit persons that are Affiliated Persons, or Second-Tier Affiliates, of the Funds, solely by virtue of certain ownership interests, to effectuate purchases and redemptions in-kind.  The deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions of Creation Units will be the same for all purchases and redemptions and Deposit

Instruments and Redemption Instruments will be valued in the same manner as those investment

positions currently held by the Funds.  Applicants also seek relief from the prohibitions on

affiliated transactions in section 17(a) to permit a Fund to sell its shares to and redeem its shares

from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of

Funds.[4]  The purchase of Creation Units by a Fund of Funds directly from a Fund will be

accomplished in accordance with the policies of the Fund of Funds and will be based on the

NAVs of the Funds.

  9.  Section 6(c) of the Act permits the Commission to exempt any persons or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act.  Section 12(d)(1)(J) of the Act provides that the

Commission may exempt any person, security, or transaction, or any class or classes of persons,

securities, or transactions, from any provision of section 12(d)(1) if the exemption is consistent

with the public interest and the protection of investors.  Section 17(b) of the Act authorizes the

Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it

finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve

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[4] The requested relief would apply to direct sales of shares in Creation Units by a Fund to a Fund of Funds and redemptions of those shares. Applicants, moreover, are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an Affiliated Person, or a Second-Tier Affiliate, of a Fund of Funds because an Adviser or an entity controlling, controlled by or under common control with an Adviser provides investment advisory services to that Fund of Funds.

overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.


Eduardo A. Aleman
Assistant Secretary